Exhibit 99.71

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Completes Acquisition of Interests in Sage Plain Uranium & Vanadium Properties from Aldershot Resources

Toronto, Ontario – October 2, 2012

Energy Fuels Inc. (TSX - EFR) (“Energy Fuels” or the “Company”) is pleased to announce the closing of its acquisition of the interests of Aldershot Resources Ltd. (“Aldershot”) in the Sage Plain Project for US$750,000 in cash, the cancellation of debt owed by Aldershot to Energy Fuels, and 3,527,570 shares of Energy Fuels common stock.

In the transaction, Energy Fuels purchased Aldershot’s membership interest in Colorado Plateau Partners LLC (“CPP”), a 50/50 joint venture between Energy Fuels and Aldershot. CPP holds a majority of the properties in the Sage Plain Project Area including the Calliham lease, the Crain lease, four Utah State leases and 94 unpatented mining claims on BLM land. As a result of the acquisition, Energy Fuels now owns 100% of the Sage Plain Project, which is located about 15-miles northeast of Monticello, Utah and about 54 road miles from Energy Fuels’ White Mesa Mill, the only conventional uranium and vanadium processing facility operating in the U.S. The general location of the Sage Plain Project is shown on the map below.

Permitting on the Sage Plain Project has been initiated, and the Company anticipates receiving approvals for the project within the next 12-18 months. As has been previously reported, the Sage Plain Project contains 642,971 tons of measured and indicated resource at grades of 0.22% uranium (eU3O8) and 1.39% vanadium (V2O5), or 2,833,795 lbs. uranium and 17,829,289 lbs. vanadium.

In addition, as a part of this transaction, Energy Fuels also acquired Aldershot’s interest in several prospective exploration properties in northern Arizona.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium and vanadium producer, supplying nearly a third of the uranium produced in the U.S. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com